July 2, 2024

Attn: Mr. Larry Spirgel

Office Chief

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re:	Mode Mobile, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed June 11, 2024
File No. 024-12419

Dear Mr. Spirgel:

We acknowledge receipt of the comments in the letter dated June 27, 2024 from the staff of the Division of Corporate Finance - Office of Technology (the “Staff”) the regarding the Offering Statement of Mode Mobile. Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No., 1 to Offering Statement on Form 1-A

Our Business, page 17

1.	We note your disclosure that “The buildout and launch of the $CRNC Network will be carried out by a foundation established by CGL,” and that “the Company will completely divest its interest and involvement in the $CRNC Network.” To the extent known, please revise to clarify whether the foundation will be a related party, the nature of the relationship, and whether management of Mode Mobile or CGL will be involved in the operations of the foundation.

The Company has revised its disclosure regarding the $CRNC Network to clarify that CGL will have no control of oversight of the foundation once it is established. As such, the foundation will not be a related party and no members of management of Mode Mobile or CGL will be involved in the operations of the foundation.

Exhibits

2.	Your legal opinion filed as Exhibit 5 refers to up to 150 million Class AAA common stock shares being offered by your selling stockholders, but your Offering Circular discloses that only 30 million Class AAA common stock shares are being offered by your selling stockholders. Please clarify or provide a revised legal opinion.

A revised legal opinion is being provided that corrects the description of the shares being offered by selling stockholders in this Offering.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Mode Mobile, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Dan Novaes

CEO of Mode Mobile, Inc.